OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Centennial Communications Corp.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
15133V208
(CUSIP Number)
Robert L. Friedman
Blackstone Management Associates III L.L.C
345 Park Avenue
New York, New York 10154
(212) 836-9805
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 13, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	15133V208	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Blackstone CCC Capital Partners L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		7,297,128

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,297,128

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,297,128

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	15133V208	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Blackstone CCC Offshore Capital Partners L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		1,324,591

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,324,591

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,324,591

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	15133V208	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Blackstone Family Investment Partnership IIi L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		910,325

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		910,325

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	910,325

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	15133V208	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Blackstone Management Associates III L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		10,488,653

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,488,653

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,488,653

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	15133V208	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Peter G. Peterson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		10,492,985

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,492,985

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,492,985*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):*

	IN

*	Peter G. Peterson expressly disclaims beneficial ownership of the shares of Centennial Communications Corp. beneficially owned by Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P., Blackstone Family Investment Partnership III L.P., Blackstone Management Associates III L.L.C. and Stephen A. Schwarzman.

CUSIP No.	15133V208	Page	7	of	11

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Stephen A. Schwarzman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		10,492,985

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,492,985

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,492,985*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Stephen A. Schwarzman expressly disclaims beneficial ownership of the shares of Centennial Communications Corp. beneficially owned by Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P., Blackstone Family Investment Partnership III L.P., Blackstone Management Associates III L.L.C. and Peter G. Peterson.

Page 8 of 11 Pages
          This Amendment No. 5 (this “Amendment”) further amends and supplements the Statement on Schedule 13D (the “Schedule 13D”), filed on January 19, 1999, and amended by Amendment No. 1 thereto filed on September 17, 2003, Amendment No. 2 thereto filed on November 12, 2003, Amendment No. 3 thereto filed on July 31, 2006 and Amendment No. 4 thereto filed on March 2, 2007, relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Centennial Communications Corp., a Delaware corporation (the “Company”), by Blackstone CCC Capital Partners L.P., a Delaware limited partnership (“BCP CCC”), Blackstone CCC Offshore Capital Partners L.P., a Cayman Islands exempted limited partnership (“BCP CCC Offshore”), Blackstone Family Investment Partnership III L.P., a Delaware limited partnership (“BFIP III” and together with BCP CCC and BCP CCC Offshore, the “Blackstone Partnerships”), Blackstone Management Associates III L.L.C., a Delaware limited liability company (“BMA III”), Mr. Peter G. Peterson and Mr. Stephen A. Schwarzman (the foregoing, collectively, the “Reporting Persons”). This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.
ITEM 4. PURPOSE OF THE TRANSACTION
          Item 4 is hereby amended and by deleting it in its entirety and replacing it with the following:
          On June 13, 2007, each of BCP CCC and BCP CCC Offshore distributed a portion of the shares of Common Stock formerly owned by it pro rata pursuant to the terms of the organizational documents governing the Blackstone Partnerships to its respective partners (the “Distribution”), including, in each case, to BMA III, the sole general partner of BCP CCC and the sole investment general partner of BCP CCC Offshore. As part of the Distribution, BCP CCC distributed to Blackstone Capital Commitment Partners III L.P. (“BCCP III”) its limited partnership interest. BMA III is the general partner of BCCP III. Also, BCP CCC Offshore distributed to Blackstone Services (Cayman) III LDC (“BS (Cayman)”) its limited partnership interest. As a result of the Distribution, BMA III became the direct owner of 788,478 shares of Common Stock.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
          Items 5(a) and (b) are hereby amended and supplemented as follows:
          (a) and (b), the Blackstone Partnerships, BMA III, BCCCP III and BS (Cayman) beneficially own an aggregate of 10,492,985 shares of common stock of Centennial or 9.9% of the shares of Centennial’s outstanding common stock. The Blackstone Partnerships, BMA III, BCCCP III and BS (Cayman) beneficially own these shares as follows:

		Percentage of Class
	Shares of Common Stock	of Common Stock
BCP CCC	7,297,128	6.9%
BCP CCC Offshore	1,324,591	1.2%
BFIP III	910,325	0.9%

Page 9 of 11 Pages

		Percentage of Class
	Shares of Common Stock	of Common Stock
BMA III	10,488,653	9.9%
BCCP III	168,131	0.2%
BS (Cayman)	4,332	0.01%
          Following the Distribution, each of the Blackstone Partnerships and BCCP III, acting through its sole general partner, BMA III, and BMA III, has sole power to vote or direct the vote of, and to dispose or to direct the disposition of, the common stock respectively owned by it. In addition, BMA III may be deemed to beneficially own the shares of common stock directly owned by the respective Blackstone Partnerships and BCCP III of which it is the general partner. The Founding Members of BMA III have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of common stock that may be deemed to be beneficially owned by BMA III. As a result, each of such Founding Members may be deemed to beneficially own the shares of common stock that BMA III may be deemed to beneficially own. The Founding Members disclaim beneficial ownership of such shares.
          Item 5(c) is hereby amended as follows:
          (c) The information contained in Item 4 above is incorporated herein by reference as if restated in full.

Page 10 of 11 Pages

SIGNATURE
          After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
June 15, 2007

BLACKSTONE CCC CAPITAL PARTNERS L.P.
By:	Blackstone Management Associates III L.L.C.,
its general partner

By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Member

BLACKSTONE CCC OFFSHORE CAPITAL PARTNERS L.P.
By:	Blackstone Management Associates III L.L.C.,
its general partner

By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Member

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP III L.P.
By:	Blackstone Management Associates III L.L.C.,
its general partner

By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Member

Page 11 of 11 Pages

BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Member

PETER G. PETERSON
By:	/s/ Peter G. Peterson

STEPHEN A. SCHWARZMAN
By:	/s/ Stephen A. Schwarzman